Healthcare Business Resources, Inc.

718 Thompson Lane, Suite 108-273

Nashville, Tennessee 37204

September 8, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Ms. Cara Wirth
Ms. Mara Ransom

Re:        Healthcare Business Resources, Inc.
Form S-1/A
Filed June 13, 2020
File No. 333-239000

 Ladies and Gentlemen:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Healthcare Business Resources, Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated July 21, 2020. Your comments and the Company’s responses are set forth below.

Comment No. 1
We re-issue our prior comment no. 1 in part. Please explain why you believe that "many healthcare organizations face significant operational and financial changes" and how your business model addresses these changes.

Response:
We modified the text on pages 3 and 26 to state that we focus on healthcare organizations that face operational and financial changes, rather than stating that we believe that many healthcare organizations are facing significant and financial changes.

Comment No. 2
We re-issue our prior comment no. 8. Please file a written description of the CEO's compensatory plan as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:
We included an employment agreement for the CEO as Exhibit 10.5 to the Form S-1/A.

Comment No. 3
We note your response to our prior comment no. 10. Please revise your risk factor disclosure to include the statements that you made in the "Description of Securities"
section, specifically that your exclusive forum selection does not apply to federal securities claims, a court could find the choice of forum provisions to be inapplicable or unforeseeable, and shareholders cannot waive compliance with the federal securities laws.

Response:
We revised the risk factor accordingly. Please see the risk factor on page 15.

Additionally, please be advised that since June 13, 2020, the date of the last filing of the amended registration statement, that we (i) re-allocated the ownership of the original founder’s shares amongst the original founders; (ii) effectuated a 20-for-1 forward stock split of our outstanding common stock in the form of a stock dividend; all of which is reflected in this Amendment No. 2 to the registration statement.

Sincerely,
/s/ Stephen Epstein
Stephen Epstein
Chief Executive Officer